Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965




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[NEWMONT LOGO]

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203                                 NEWS RELEASE
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MEDIA CONTACT:                            INVESTOR CONTACT:
Doug Hock                                 Wendy Yang
303-837-5812                              303-837-6141



NEWMONT SPECIAL MEETING TO BE HELD ON 13 FEBRUARY 2002;
ACQUISITIONS OF NORMANDY AND FRANCO-NEVADA ON TRACK

SYDNEY, 10 January 2002 (Denver, 9 January 2002) -- Newmont Mining Corporation (NYSE: NEM) announced today that the special meeting of Newmont shareholders to consider matters relating to Newmont's bid for Normandy Mining Limited (ASX:
NDY) and acquisition of Franco-Nevada Mining Corporation Limited (TSE: FN) has been scheduled for 13 February 2002. The special meeting will be held at the Brown Palace Hotel in Denver, Colorado, at 8:00 am (local time). Newmont shareholders of record at the close of business on 4 January 2002 will be entitled to vote at the special meeting and will receive proxy materials when mailed.

Shareholders of Franco-Nevada will meet on 30 January 2002 to approve Newmont's acquisition of Franco-Nevada.

"We are on track to complete our bid for Normandy and acquisition of Franco-Nevada in mid-February. We have every confidence that, within that timeframe, we can satisfy the remaining conditions to those transactions and meet our commitments to Normandy shareholders under our bid. We also are confident of the value to be realized by shareholders of all three companies through our creation of the world's leading gold company," said Newmont Chairman, President and Chief Executive Officer Wayne W. Murdy.



                                     # # #


IMPORTANT INFORMATION

Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

IMPORTANT NOTICE FOR HOLDERS IN THE UNITED STATES AND CANADA

Although Newmont Mining Corporation has lodged its Bidder's Statement in Australia and mailed it to shareholders of Normandy Mining Limited who reside outside of the United States and Canada, the offer by Newmont is not currently being made to shareholders in the United States and Canada. In addition, the Newmont offer cannot be accepted by shareholders in the United States and Canada until Newmont's Registration Statement on Form S-4 has been declared effective by the U.S. Securities and Exchange Commission.


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CAUTIONARY STATEMENT

This letter contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes a preliminary prospectus) on December 20, 2001 and a preliminary proxy statement on December 26, 2001. Investors and security holders are advised to read the preliminary prospectus and preliminary proxy statement, which are available now, and the definitive prospectus and definitive proxy statement, when they become available, because they contain and will contain important information. Investors and security holders may obtain free copies of the preliminary prospectus and preliminary proxy statement (which are available now) and the definitive prospectus and definitive proxy statement (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the preliminary prospectus and preliminary proxy statement, now available, and the definitive prospectus and definitive proxy statement, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com .


PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.









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